Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 27, 2026

CONFIDENTIAL

VIA EDGAR

Irene Barberena

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carnival Corporation Registration Statement on Form S-4 CIK No. 0000815097

Irene Barberena:

On behalf of our client, Carnival Corporation, a Panama corporation (the “Company”), we hereby submit in electronic form the Company’s Registration Statement on Form S-4 (the “Registration Statement”), together with Exhibits, on the date hereof. The Registration Statement is marked to indicate changes from the draft registration statement on Form S-4 confidentially submitted with the Securities and Exchange Commission on December 15, 2025.

In accordance with the public filing guidelines announced by the Division of Corporation Finance on March 3, 2025, the Company has publicly filed the Registration Statement and made the nonpublic draft confidential submission available on the EDGAR system.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (212) 373-3025, Laura Turano at (212) 373-3659 or Luke Jennings at (212) 373-3591.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Enrique Miguez
Carnival Corporation

Laura C. Turano
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP